November 19, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Assistant Director

Re:	Dolphin Digital Media, Inc. (the “Company) Form 10-K
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-50621
Dear Mr. Spirgel:
The purpose of this letter is to provide the Company’s responses to the October 29, 2009 Comment Letter (the “Comment Letter”) to Mr. William O’Dowd IV, Chief Financial Officer of the Company. This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Note 5 — Intangible Assets, page F-15

COMMENT 1.	We note that “on June 23, 2008 [you] purchased 100% of Dolphin Digital Media, Inc. [by issuing] 24,063,735 [or 51% of your] outstanding common stock” to William O’Dowd IV. You believed that the acquisition constituted a “change of control” and, per the guidance of SAB 48, you recorded the assets of Dolphin Digital Media, Inc. at its historical cost. Per the roll-forward of intangible assets at F-15, the historical cost was $525,403.

SAB 48 states “that if nonmonetary assets are received by a . . . closely held company from promoters or shareholders in exchange for stock, such assets should normally be recorded at the historical cost basis of the promoters, or shareholders.” When referencing “promoters or shareholders,” SAB 48 is referring to promoters or shareholders of the existing company. Mr. O’Dowd was not a promoter or shareholder of Logica Holdings, Inc. (the acquirer of Dolphin Digital Media, Inc.) until the company issued him 24 million shares as the purchase price for the Dolphin Entertainment license.

Larry Spirgel, Assistant Director
November 19, 2009

We believe that this transaction did not fall within the scope of SAB 48. Therefore, we believe that the transaction should have been accounted for at fair value. In this regard, we note that Logica Holdings’ stock was trading at $1.00 per share at June 23, 2008. Please revise or advise.

Response:

Dolphin Digital Media was a newly created entity on June 23, 2009. Consisting of $1,000 in cash. The intangible assets of $525,403 at December 31, 2009 were acquired after the date of the transaction.

Note 6 — Notes Payable, page F-15

COMMENT 2.	We note that during 2008 you received proceeds of $1.9 million from notes payable that were later converted into 3.9 million shares of common stock. We also note that the debt was convertible at a price of $0.50 per share and was payable on demand.

It appears that you have not properly applied EITF 98-5. Your stock price closed above $0.50 for all but one day (June 11) of 2008. Therefore, given that your notes were payable on demand and convertible into common stock at $0.50 per share, the debt was “in-the-money” at issuance. We believe that you should have recognized a beneficial conversion feature at each issuance. Please revise or advise.

Response:
The Company incorrectly footnoted the transactions. All funds that were received should have been recorded as a sale of common stock. Please note the last sentence of footnote 6. “The loan notes did not accrue any interest because the Company converted the loans the same day that the funds were received” We will correct the disclosure pertaining to the sale of common stock.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and adequacy of the disclosure in the filings;

Larry Spirgel, Assistant Director
November 19, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have on the Company’s filings. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Sincerely, Dolphin Digital Media, Inc.
By:	/s/ William O’Dowd IV
William O’Dowd IV
Chief Financial Officer